Response to Item 77I

Parametric Emerging Markets Fund
Effective on March 1, 2013, Class A shares and Class I shares of the Fund were renamed Investor Class and Institutional Class, respectively. The terms of these share classes are described in the Fund's prospectus and statement of additional information, which are incorporated herein by reference.

Parametric Global Small-Cap Fund
Effective on March 1, 2013, Class I shares of the Fund were renamed Institutional Class. The terms of this share class are described in the Fund's prospectus and statement of additional information, which are incorporated herein by reference.

Parametric International Equity Fund
Effective on March 1, 2013, Class A shares and Class I shares of the Fund were renamed Investor Class and Institutional Class, respectively. The terms of these share classes are described in the Fund's prospectus and statement of additional information, which are incorporated herein by reference.